Exhibit 10.4

June 6, 2019

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made as of the 6th day of June 2019 with an effective date of August 1, 2019, 2019 (the “Effective Date”), by and between TC Federal Bank, a federal savings and loan association (the “Employer”), and Noel A. Ellis (the “Executive”).

BACKGROUND:

The Employer and the Executive are parties to that certain Employment Agreement, dated July 11, 2016, setting forth the terms and conditions of the Executive’s employment with the Employer in the position of Executive Vice President and Chief Credit Officer (the “Original Employment Agreement”).

The Employer and the Executive now desire to amend and restate the Original Employment Agreement, effective as of the Effective Date, to establish a revised set of terms and conditions of the Executive’s employment with the Employer as an Executive Vice President and its Chief Credit Officer.

AGREEMENT:

In consideration of the above premises and the mutual agreements hereinafter set forth, effective as of the Effective Date, the parties hereby agree as follows:

1. Duties.

1.1 Positions. The Executive shall be employed as an Executive Vice President and the Chief Credit Officer of the Employer and shall perform and discharge faithfully the duties and responsibilities which may be assigned to the Executive from time to time in connection with the conduct of the businesses. The duties and responsibilities of the Executive shall be commensurate with similar positions at other financial institutions similar in operation and size. The Executive shall report directly to the Chief Executive Officer of the Employer and shall be assigned to, and shall perform his duties principally at, the Employer’s location at 131 South Dawson Street, Thomasville, GA 31792.

1.2 Full-Time Status. In addition to the duties and responsibilities specifically assigned to the Executive pursuant to Section 1.1 hereof, the Executive shall:

(a) subject to Section 1.3, devote substantially all of the Executive’s time, energy and skill during regular business hours to the performance of the duties of the Executive’s employment (reasonable vacations and reasonable absences due to illness excepted) and faithfully and industriously perform such duties;

(b) diligently follow and implement all reasonable and lawful management policies and decisions communicated to the Executive by the Chief Executive Officer of the Employer; and

(c) timely prepare and forward to the Chief Executive Officer of the Employer, all reports and accountings as may be requested of the Executive.

1.3 Permitted Activities. The Executive shall devote substantially all of the Executive’s entire business time, attention and energies to the Business of the Employer, but as long as the following activities do not interfere with the Executive’s obligations to the Employer, this shall not be construed as preventing the Executive from:

(a) investing the Executive’s personal assets in any manner which will not require any services on the part of the Executive in the operation or affairs of the entity and in which the Executive’s participation is solely that of an investor; provided that such investment activity following the Effective Date shall not result in the Executive owning beneficially at any time one percent (1%) or more of the equity securities of any Competing Business; or

(b) participating in civic and professional affairs and organizations and conferences, preparing or publishing papers or books, or teaching or serving on the board of directors of an entity so long as any such participation does not interfere with the ability of the Executive to effectively discharge the Executive’s duties hereunder; provided further, that the Chief Executive Officer of the Employer may direct the Executive in writing to resign from any such organization and/or cease such activities should the Chief Executive Officer of the Employer reasonably conclude that continued membership and/or activities of the type identified would not be in the best interests of the Employer.

2. Term. This Agreement shall remain in effect for the Initial Term. Following the Initial Term, however, the Term shall automatically be extended without further action by the parties for successive twelve (12) month periods, unless and until one party gives written notice to the other of its or his intent not to extend this Agreement with such written notice to be given not less than ninety (90) days prior to the end of the Initial Term or extended Term, as applicable (any extension of the Initial Term, together with the Initial Term, the “Term”), then in effect. In the event such notice of non-extension is properly given, this Agreement shall terminate at the end of the remaining Term then in effect, subject to earlier termination in connection with the termination of the Executive’s employment pursuant to Section 4 hereof. In the event that either party provides notice of the termination of the Agreement, but the Executive continues to provide services to the Employer as an employee, such post-expiration employment shall be deemed to be performed on an “at-will” basis and either party may thereafter terminate such employment with or without notice and for any or no reason and without any obligations determined by reference to this Agreement.

3. Compensation. The Employer shall pay the Executive the following during the Term, except as otherwise provided below:

3.1 Annual Base Salary. The Executive shall be compensated at an annual base rate of Two Hundred Four Thousand Five Hundred Ninety Four and 00/100 Dollars ($204,594) (the “Annual Base Salary”). The Executive’s Annual Base Salary shall be reviewed by the Employer at least annually for possible increases, based on an evaluation of the Executive’s performance. The Executive’s Annual Base Salary shall be payable in accordance with the Employer’s normal payroll practices.

3.2 Incentive Compensation.

(a) The Executive shall be eligible to receive annual incentive compensation, if any, as may be determined by, and based on performance measures established by, the Board of Directors consistent with the Employer’s strategic planning process pursuant to any annual incentive compensation program as may be adopted from time to time by the Board of Directors.

(b) The Executive also shall be eligible to receive long-term incentive compensation, if any, as may be determined by, and based on performance measures established by, the Board of Directors consistent with the Employer’s strategic planning process pursuant to any long-term incentive compensation program as may be adopted from time to time by the Board of Directors.

(c) Any incentive compensation earned shall be in accordance with the terms of such incentive program. The payment of any incentive compensation shall be subject to any approvals or non-objections required by any regulator of the Employer, and the obligation to pay any such incentive compensation shall be rendered null and void to the extent the same is then prohibited by any applicable law or regulatory restriction.

3.3 Insurance. During the Term of this Agreement, but only for as long as the practice is not considered discriminatory under applicable law, the Employer shall pay the entire cost of coverage for the Executive and Executive’s eligible dependents under the Employer’s group health plan for such periods as a group health plan is maintained by the Employer.

3.4 Business and Professional Education Expenses; Memberships. Subject to the reimbursement policies from time to time adopted by the Board of Directors and consistent with the annual budget approved for the period during which an expense was incurred, the Employer specifically agrees to reimburse the Executive for reasonable and necessary business expenses incurred by the Executive in the performance of the Executive’s duties hereunder; provided, however, that as a condition of any such reimbursement, the Executive submit verification of the nature and amount of such expenses in accordance with such reimbursement policies and in sufficient detail to comply with rules and regulations promulgated by the United States Department of the Treasury. Examples of appropriate categories of expenses include membership in professional and civic organizations, professional development, and customer entertainment. The Employer also agrees to reimburse the Executive for the initiation fee and annual dues associated with membership in the Golden Eagle Country Club. At the Executive’s discretion the Golden Eagle Country Club membership may be replaced with a $400 per month automobile allowance. The Executive acknowledges that the Employer makes no representation with respect to the taxability or nontaxability of the benefits provided under this Section 3.4.

3.5 Paid Leave. The Executive shall be entitled to paid leave in accordance with the paid leave policy or policies maintained by the Employer, as in effect from time to time.

3.6 Benefits. In addition to the benefits specifically described in this Agreement, the Executive shall be entitled to such additional benefits as may be available from time to time to similarly situated employees. All such additional benefits shall be awarded and administered in accordance with the written terms of any applicable benefit plan or, if no written terms exist, the Employer’s standard policies and practices relating to such benefit. Notwithstanding the foregoing, the provisions of this Section 3.6 shall in no event be construed as impairing the discretion of the Employer to amend, replace, substitute or terminate any one or more of these additional benefits at any time.

3.7 Withholding. The Employer may deduct from each payment of compensation hereunder all amounts required to be deducted and withheld in accordance with applicable federal and state income, FICA and other withholding requirements.

3.8 Reimbursement of Expenses; In-Kind Benefits. All expenses eligible for reimbursements described in this Agreement must be incurred by the Executive during the Term of this Agreement to be eligible for reimbursement. Any in-kind benefits provided by the Employer must be provided during the Term of this Agreement. The amount of reimbursable expenses incurred, and the amount of any in-kind benefits provided, in one taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits provided, in any other taxable year. Each category of reimbursement shall be paid as soon as administratively practicable, but in no event shall any such reimbursement be paid after the last day of the calendar year following the calendar year in which the expense was incurred. Neither rights to reimbursement nor in-kind benefits are subject to liquidation or exchanges for other benefits.

3.9 Clawback of Compensation. The Executive agrees to repay any compensation previously paid or otherwise made available to the Executive under this Agreement that is subject to recovery under any applicable law (including any rule of any exchange or service through which the securities of the Employer or Affiliate are then traded), including, but not limited to, the following circumstances:

(a) where such compensation was in excess of what should have been paid or made available because the determination of the amount due was based, in whole or in part, on materially inaccurate financial information of the Employer where the Employer has been required to prepare an accounting restatement due to material noncompliance of the Employer, as a result of misconduct, with any financial reporting requirement under the federal securities laws;

(b) where the Executive has committed, is substantially responsible for, or has violated, the respective acts, omissions, conditions, or offenses outlined under 12 C.F.R. Section 359.4(a)(4); and

(c) if the Employer becomes, and for so long as the Employer remains, subject to the provisions of 12 U.S.C. Section 1831o(f), where such compensation exceeds the restrictions imposed on the senior executive officers of such an institution.

The Executive agrees to return within sixty (60) days, or within any earlier timeframe required by applicable law, any such compensation properly identified by the Employer by written notice provided pursuant to Section 14. If the Executive fails to return such compensation within the applicable time period, the Executive agrees that the amount of such compensation may be deducted from any and all other compensation owed to the Executive by the Employer. If the Executive is then employed by the Employer, the Executive acknowledges that the Employer may take appropriate disciplinary action (up to, and including, Termination of Employment) if the Executive fails to return such compensation. The Executive acknowledges the Employer’s rights to engage in any legal or equitable action or proceeding in order to enforce the provisions of this Section 3.9. The provisions of this Section 3.9 shall be modified to the extent, and remain in effect for the period, required by applicable law.

4. Termination; Suspension or Reduction of Benefits.

4.1 Termination of Employment. During the Term, the Executive’s Termination of Employment under this Agreement may only occur as follows:

(a) By the Employer:

(1) for Cause; provided that the Employer shall give the Executive any prior written notice and cure period to the extent required by Section 25(f);

(2) without Cause (other than pursuant to Section 4.1(a)(3) below) at any time, provided that the Chief Executive Officer of the Employer shall give the Executive thirty (30) days’ prior written notice of its intent; and provided further that the Employer shall meet its obligations to the Executive under Section 4.2 or Section 4.3, as applicable; or

(3) in the event that a regulator for the Employer requires the Executive’s removal from service as an officer of the Employer.

(b) By the Executive:

(1) for any reason (other than pursuant to Section 4.1(b)(2)), provided that the Executive shall give the Employer thirty (30) days’ prior written notice of the Executive’s intent to effect the Executive’s Termination of Employment; or

(2) for Good Reason, provided that the Executive shall give the Employer the prior written notice described in Section 25(o).

(c) Upon the Executive becoming subject to a Disability.

(d) At any time upon mutual, written agreement of the parties.

(e) Upon expiration, including non-renewal, of the Term.

(f) Notwithstanding anything in this Agreement to the contrary, the Term shall end automatically upon the Executive’s death.

4.2 Severance. If, during the Term, other than within twelve (12) months following a Change in Control if the Change in Control occurs following the Conversion Date, the Executive experiences (a) an involuntary Termination of Employment by the Employer without Cause pursuant to Section 4.1(a)(2), or (b) a resignation by the Executive for Good Reason pursuant to Section 4.1(b)(2); the Executive shall receive as liquidated damages, in lieu of all other claims and payments under this Agreement an amount equal to one (1) times the Annual Base Salary in effect as of the effective date of the Termination of Employment. Any severance payable pursuant to this Section 4.2 shall be paid in substantially equal monthly increments in cash or cash equivalents over a period of twelve (12) months in accordance with the Employer’s regular payroll practices, commencing with the first payroll date that is more than sixty (60) days following the date of the Executive’s Termination of Employment.

4.3 Change in Control. If, after the Conversion Date and within twelve (12) months following a Change in Control, the Executive experiences (a) an involuntary Termination of Employment by the Employer without Cause pursuant to Section 4.1(a)(2), or (b) a resignation by the Executive for Good Reason pursuant to Section 4.1(b)(2); the Executive shall receive as liquidated damages, in lieu of all other claims and payments under this Agreement an amount equal to one (1) times the Annual Base Salary in effect as of the effective date of the Termination of Employment. Any severance payable pursuant to this Section 4.3 shall be paid in a lump sum in cash or cash equivalents, in accordance with the Employer’s regular payroll practices, on the first payroll date that is more than sixty (60) days following the date of the Executive’s Termination of Employment.

4.4 Golden Parachute Limitations. Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement or otherwise payable to the Executive by the Employer would be an “excess parachute payment,” within the meaning of Section 280G of the Code, but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an excess parachute payment; provided, however, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payment and benefits to be provided, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Section 4999 of the Code, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes). Whether requested by the Executive or the Employer, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence will be made at the expense of the Employer by the Employer’s independent accountants. In the event the Aggregate Payments are required to be reduced pursuant to this Section, the Aggregate Payments will be reduced by category in the following order: (a) cancellation of accelerated vesting of equity awards; (b) reduction or elimination of cash severance benefits that are subject to Code Section 409A; (c) reduction or elimination of cash severance benefits that are not subject to Code Section 409A; (d) reduction or elimination of any remaining portion of the Aggregate Payments that are subject to Code Section 409A; and (e) reduction or elimination of any remaining portion of the Aggregate Payments that are not subject to Code Section 409A. In the event that acceleration of vesting of equity award compensation is to be cancelled, such acceleration of vesting will be cancelled in the reverse order of the date of grant of the Executive’s equity awards. Within each other category, cash payments and payments with respect to any equity award will be reduced pro rata based on the portion of cash or other payment with respect to the Aggregate Payments, in each case beginning with payments that would otherwise be made last in time; provided that in no event shall the cash portion of the Aggregate Payments be less than the amount of federal and state income tax withholding owed by the Executive with respect to the Aggregate Payments.

4.5 Effect of Termination of Employment.

(a) Upon Executive’s Termination of Employment hereunder for any reason, the Employer shall have no further obligations to the Executive or the Executive’s estate with respect to this Agreement, except for the payment of any amount earned and owing under Section 3 through the effective date of the termination of the Agreement and, if applicable, any payments set forth in Section 4.2 or Section 4.3, if applicable.

(b) Notwithstanding any other provision of this Agreement to the contrary, as a condition of the Employer’s payment of any amount in connection with the Executive’s Termination of Employment, the Executive must execute, and not timely revoke during any revocation period provided pursuant to such release, which form shall be reasonable and consistent with customary practices in the banking industry. The Employer shall provide the release to the Executive in sufficient time so that if the Executive timely executes and returns the release, the revocation period will expire no later than sixty (60) days following the effective date of the Termination of Employment.

(c) Any actual or constructive termination of the Executive’s employment which does not rise to the level of a Termination of Employment shall not entitle the Executive to any of the payments or benefits described in Section 4.

(d) Notwithstanding any provision in the Agreement to the contrary, to the extent necessary to avoid the imposition of tax on the Executive under Code Section 409A, any payments that are otherwise payable to the Executive within the first six (6) months following the effective date of Termination of Employment, shall be suspended and paid as soon as practicable following the end of the six-month period following such effective date if, immediately prior to the Executive’s Termination of Employment, the Executive is determined to be a “specified employee” (within the meaning of Code Section 409A(a)(2)(B)(i)) of the Employer (or any related “service recipient” within the meaning of Code Section 409A and the regulations thereunder). Any payments suspended by operation of the foregoing sentence shall be paid as a lump sum within thirty (30) days following the end of such six-month period. Payments (or portions thereof) that would be paid latest in time during the six-month period will be suspended first.

4.6 Regulatory Limitation.

(a) FDIC Golden Parachute Limitations. Notwithstanding anything contained in this Agreement to the contrary, no payments shall be made pursuant to Section 4 or any other provision herein or otherwise in contravention of the requirements of Section 2[18(k)] of the Federal Deposit Insurance Act (the “FDIA”) (12 U.S.C. 1828(k)) and Part 359 of the FDIC Rules and Regulations, 12 C.F.R. 359 (collectively, the “FDIC Golden Parachute Restrictions”). In the event any such payments become due and payable under this Agreement at a time when such payments would constitute “golden parachute payments,” other than “golden parachute payments,” for which the concurrence or consent of the appropriate federal banking agency has been received as contemplated by the FDIC Golden Parachute Restrictions, the obligation on the part of the Employer to make any such payments shall become null and void. In addition, nothing in the preceding sentence shall impose an obligation on the part of the Employer to petition the Federal Deposit Insurance Corporation (the “FDIC”) (and/or other regulatory agency having jurisdiction over the Employer) for its concurrence or consent.

(b) Other Bank Regulatory Limitations. If the Executive is removed from office and/or permanently prohibited from participating in the conduct of the affairs of any depository institution by an order issued under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the effective date of such order, except for the payment of Annual Base Salary due and owing under Section 3.1 on the effective date of said order, and reimbursement under Section 3.4 of expenses incurred as of the effective date of termination. If the Executive is suspended from office and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to suspend all obligations of the Employer under this Agreement as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer shall reinstate prospectively any of its obligations which were suspended. If the FDIC is appointed receiver or conservator under Section 11(c) of the FDIA (12 U.S.C. 1821(c)) of the Employer or any depositary institution controlled by the Employer, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such receivership or conservatorship, other than any rights of the Executive that vested prior to such appointment. If the Employer is in default (as defined in Section 3(x)(1) of the FDIA), all obligations under this Agreement shall terminate as of the date of default, but the vested rights of the parties shall not be affected. If the FDIC provides open bank assistance under Section 13(c) of the FDIA (12 U.S.C. 1823(c)) to the Employer or any depositary institution controlled by the Employer, but excluding any such assistance provided to the industry generally, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such assistance, other than any rights of the Employee that vested prior to the FDIC action. If the FDIC requires a transaction under Section 13(f) or 13(k) of the FDIA (12 U.S.C. 1823(f) and (k)) by the Employer or any depository institution controlled by the Employer, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such transaction, other than any rights of the Employee that vested prior to the transaction. Notwithstanding the foregoing provisions of this Section 4.6(b), any vested rights of the Executive may be subject to such modifications that are consistent with the authority of the FDIC.

(c) Regulatory Approval. Notwithstanding the timing for the payment of monthly severance amounts described in Section 4.2 or Section 4.3, no such payments shall be made or commence, as applicable, that require the concurrence or consent of the appropriate federal banking agency of the Employer pursuant to 12 C.F.R. Section 359 prior to the receipt of such concurrence or consent. Any payments suspended by operation of this Section 4.6(c) shall be paid as a lump sum within thirty (30) days following receipt of the concurrence or consent of the appropriate federal banking agency of the Employer or as otherwise directed by such federal banking agency.

5. Employer Information.

5.1 Ownership of Employer Information. All Employer Information received or developed by the Executive or by the Employer while the Executive is employed by the Employer will remain the sole and exclusive property of the Employer.

5.2 Obligations of the Executive. The Executive agrees:

(a) to hold Employer Information in strictest confidence;

(b) not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Employer Information or any physical embodiments of Employer Information to any unauthorized recipient; and

(c) in any event, not to take any action causing or fail to take any action necessary in order to prevent any Employer Information from losing its character or ceasing to qualify as Confidential Information or a Trade Secret;

provided, however, that none of the foregoing obligations shall preclude the Executive from making any disclosures of Employer Information required by law. This Section 5 shall survive for so long as is permitted by applicable law.

5.3 Delivery upon Request or Termination. Upon request by the Employer, and in any event upon the Executive’s Termination of Employment with the Employer, the Executive will promptly deliver to the Employer all property belonging to the Employer, including, without limitation, all Employer Information then in the Executive’s possession or control.

6. Intellectual Property Rights.

(a) Executive hereby agrees that all Works made, conceived, developed or reduced to practice, in whole or in part, solely by Executive or jointly with others, either during or after the Executive’s period of employment with the Employer, if such Works are: (1) made through the use of any of the Employer Information or any of the Employer’s equipment, facilities, supplies or time, or (2) result from any work performed by Executive for the Employer or its Affiliates, shall belong exclusively to the Employer and shall be deemed part of the Employer Information for purposes of this Agreement whether or not fixed in a tangible medium of expression. Without limiting the foregoing, Executive agrees that all such Works shall be deemed to be “works made for hire” under the U.S. Copyright Act of 1976, as amended, and that the Employer shall be deemed the author and owner thereof, provided that in the event and to the extent such Works are determined not to constitute “works made for hire” as a matter of law, Executive hereby irrevocably assigns and transfers to the Employer the entire right, title and interest, domestic and foreign, of Executive in and to such Works. The Employer shall have the right to obtain and to hold in its own name, copyrights, registrations or such other protection as may be appropriate to the subject matter, and any extensions and renewals thereof. Executive agrees to give the Employer, and any person designated by the Employer, any assistance the Employer deems necessary or appropriate to perfect the rights defined in this Section 6.

(b) Executive will promptly disclose in writing (which may be by e-mail) to the Board of Directors, or its designee, every Work made, conceived, developed or reduced to practice, in whole or in part, solely by Executive or jointly with others, in connection with the business of the Employer either: (1) during the Term, whether or not Executive believes the Work to have been made, conceived, developed or reduced to practice within the course and scope of his employment, or (2) after the termination of employment, if such Work is made through the use of Employer Information or any of the Employer’s equipment, facilities, supplies or time, or results from any work performed by Executive for the Employer or its Affiliates.

(c) Executive agrees to: (1) keep and maintain adequate and current records (in the form of notes, drawings, software, object code, source code, manuals, plans, research, specifications, designs, documentation, data, processes, procedures, discoveries, models or in other appropriate forms) of all Works, which records shall be available at all times to the Employer and shall remain the sole property of the Employer; and (2) assist the Employer, both during and subsequent to the Executive’s period of employment with the Employer, in obtaining and enforcing for the Employer’s own benefit patents, copyrights, mask work rights, trade secret rights and other legal protections in any and all countries for any and all Works made by Executive (in whole or in part), the rights to which belong to or have been assigned to the Employer pursuant to this Agreement. Upon request, Executive will execute all applications, assignments, instruments and papers and perform all acts that the Employer or its counsel may deem necessary or desirable to obtain or enforce any and all such patents, copyrights, mask work rights, trade secret rights and other legal protections in such Works and otherwise to protect the interests of the Employer therein. The Employer agrees to bear all expenses which it causes to be incurred by Executive in assigning, obtaining, maintaining and enforcing said patents, copyrights, trade secret rights, mask work rights and other legal protections in accordance with this Agreement.

(d) Executive understands that utilization of the Works is in the sole discretion of the Employer, and that the Employer is not obligated to develop, market or otherwise use any device or product.

7. Non-Competition. The Executive agrees that during the Executive’s employment by the Employer hereunder, and for the duration of the Post-Termination Period following any termination of employment while the Agreement is in effect, the Executive will not (except on behalf of or with the prior written consent of the Employer), within the Area, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, perform for any Competing Business any services which are the same as or essentially the same as the services the Executive provided for the Employer.

8. Non-Solicitation of Customers. The Executive agrees that during the Executive’s employment by the Employer hereunder, and in the event of the Executive’s termination of employment while the Agreement is in effect, regardless of the reason, for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the Executive’s own behalf or in the service or on behalf of others, solicit, divert or appropriate or attempt to solicit, divert or appropriate, any business from any of the Employer’s customers, including prospective customers actively sought by the Employer, with whom the Executive has or had Material Contact during the last two (2) years of the Executive’s employment with Employer, for purposes of providing products or services that are competitive with those provided by the Employer.

9. Non-Solicitation of Employees. The Executive agrees that during the Executive’s employment by the Employer hereunder, and in the event of the Executive’s termination of employment while the Agreement is in effect, regardless of the reason, for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the

Executive’s own behalf or in the service or on behalf of others, solicit, recruit or hire away or attempt to solicit, recruit or hire away, any employee of the Employer located in the Area, whether or not such employee is a full-time employee or a temporary employee of the Employer, such employment is pursuant to written agreement, for a determined period, or at will.

10. Remedies. The Executive agrees that the covenants contained in Sections 5 through 9 of this Agreement are of the essence of this Agreement; that each of the covenants is reasonable and necessary to protect the business, interests and properties of the Employer, and that irreparable loss and damage will be suffered by the Employer should the Executive breach any of the covenants. Therefore, the Executive agrees and consents that, in addition to all the remedies provided by law or in equity, the Employer shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of the covenants. Furthermore, in addition to any other remedies, the Executive agrees that any violation of the covenants in Sections 5 through 9 will result in the immediate forfeiture of any remaining payment that otherwise is or may become due under Section 4.2 or Section 4.3, if applicable. The Executive further agrees that should the Executive breach any of the covenants contained in Sections 5 through 9 of this Agreement, the Executive shall repay to the Employer any amounts previously received by the Executive pursuant to Section 4 that are attributable to that portion of the payments paid for the period during which the Executive was in breach of any of the covenants. The Employer and the Executive agree that all remedies available to the Employer or the Executive, as applicable, shall be cumulative.

11. Non-disparagement. The Executive agrees that during the Term and for a period of two years thereafter, the Executive will not make any statement (written or oral) that could reasonably be perceived as disparaging to the Employer or any person or entity that the Executive reasonably should know is an Affiliate of the Employer. Nothing contained in this Section 11 is intended to prevent Executive from (a) complying with the requirements and policies of any federal or state agency, (b) cooperating with any investigation or request for information from any state or federal government agency, or (c) testifying truthfully in any legal or administrative proceeding.

12. Severability. The parties agree that each of the provisions included in this Agreement is separate, distinct and severable from the other provisions of this Agreement and that the invalidity or unenforceability of any Agreement provision shall not affect the validity or enforceability of any other provision of this Agreement. Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between the provision and any applicable law or public policy, the provision shall be redrawn to make the provision consistent with, and valid and enforceable under, the law or public policy.

13. No Set-Off by the Executive. The existence of any claim, demand, action or cause of action by the Executive against the Employer whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of any of its rights hereunder.

14. Notice. All notices, requests, waivers and other communications required or permitted hereunder shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

If to the Employer:	TC Federal Bank
	Attn:	Chief Executive Officer
131 South Dawson Street
Thomasville, GA 31792

If to the Executive:	The address most recently on file with the Employer

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. All such notices, requests, waivers and other communications shall be deemed to have been effectively given: (a) when personally delivered to the party to be notified; (b) two (2) business days after deposit with a national overnight delivery service, postage prepaid, addressed to the party to be notified as set forth above with next-business-day delivery guaranteed; or (c) five (5) business days after deposit in the United States Mail postage prepaid by certified or registered mail with return receipt requested at any time other than during a general discontinuance of postal service due to strike, lockout, or otherwise (in which case such notice, request, waiver or other communication shall be effectively given upon receipt) and addressed to the party to be notified as set forth above. A party may change that party’s notice address given above by giving the other party ten (10) days’ written notice of the new address in the manner set forth above.

15. Assignment. The rights and obligations of the Employer under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Employer, as applicable, including without limitation, a purchaser of all or substantially all the assets of the Employer. If the Agreement is assigned pursuant to the foregoing sentence, the assignment shall be by novation and the Employer shall have no further liability hereunder, and the successor or assign, as applicable, shall become the “Employer” hereunder, but the Executive will not be deemed to have experienced a Termination of Employment by virtue of such assignment. The Agreement is a personal contract and the rights and interest of the Executive may not be assigned by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive and the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

16. Waiver. A waiver by one party to this Agreement of any breach of this Agreement by any other party to this Agreement shall not be effective unless in writing, and no waiver shall operate or be construed as a waiver of the same or another breach on a subsequent occasion.

17. Mediation. Except with respect to Sections 5 through 10 above, and as provided in this Section 17, if any dispute arises out of or relates to this Agreement, or a breach thereof, and if the dispute cannot be settled through direct discussions between the parties, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation wider the Commercial Mediation Rules of the American Arbitration Association before resorting to any other process for resolving the dispute. The Employer and the Executive agree to share equally the fees and expenses associated with any mediation proceedings.

18. Applicable Law and Choice of Forum. This Agreement shall be construed and enforced wider and in accordance with the laws of the State of Georgia. The parties agree that any appropriate state court located in Thomas County, Georgia or federal court for the Middle District of Georgia shall have exclusive jurisdiction of any case or controversy arising under or in connection with this Agreement shall be a proper forum in which to adjudicate such case or controversy. The parties consent and waive any objection to the jurisdiction or venue of such courts.

19. Interpretation. Words importing any gender include all genders. Words importing the singular form shall include the plural and vice versa. The terms “herein,” “hereunder,” “hereby,” “hereto,” “hereof” and any similar terms refer to this Agreement. Any captions, titles or headings preceding the text of any article, section or subsection herein are solely for convenience of reference and shall not constitute part of this Agreement or affect its meaning, construction or effect.

20. Entire Agreement. This Agreement embodies the entire and final agreement of the parties on the subject matter stated in this Agreement. No amendment or modification of this Agreement shall be valid or binding upon the Employer or the Executive unless made in writing and signed by all parties. All prior understandings and agreements relating to the subject matter of this Agreement, including, but not limited to, the Original Employment Agreement, are hereby expressly terminated.

21. Rights of Third Parties. Nothing herein expressed is intended to or shall be construed to confer upon or give to any person, firm or other entity, other than the parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.

22. Survival. The obligations of the parties pursuant to Sections 3.9, 4.2. 4.3, 5 through 10. 17, 18 and 23, as applicable, shall survive the Executive’s Termination of Employment hereunder for the period designated under each of those respective sections.

23. Representation Regarding Restrictive Covenants. The Executive represents that the Executive is not and will not become a party to any non-competition or non-solicitation agreement or any other agreement which would prohibit the Executive from entering into this Agreement or providing the services for the Employer contemplated by this Agreement on or after the Effective Date. In the event the Executive is subject to any such agreement, this Agreement shall be rendered null and void and the Employer shall have no obligations to the Executive under this Agreement.

24. Section 409A. It is the intent of the parties that any payment to which the Executive is entitled under this Agreement be exempt from Section 409A of the Code, to the maximum extent permitted under Section 409A of the Code. However, if any such amounts are considered to be “nonqualified deferred compensation” subject to Section 409A of the Code, such amounts shall be paid and provided in a manner, and at such time and form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for non-compliance. Neither the Executive nor the Employer shall intentionally take any action to accelerate or delay the payment of any amounts in any manner which would not be in compliance with Section 409A of the Code without the consent of the other party. For purposes of this Agreement, all rights to payments shall be treated as rights to receive a series of separate payments to the fullest extent allowed by Section 409A of the Code. To the extent that some portion of the payments under this Agreement may be bifurcated and treated as exempt from Section 409A of the Code under the “short-term deferral” or “separation pay” exemptions, then such amounts may be so treated as exempt from Section 409A of the Code.

20. Definitions. Whenever used in this Agreement, the following terms and their variant forms shall have the meanings set forth below:

(a) “Affiliate” shall mean any entity which controls, is controlled by, or is under common control with another entity. For this purpose, “control” means ownership of more than fifty percent (50%) of the ordinary voting power of the outstanding equity securities of an entity.

(b) “Agreement” shall mean this Agreement and any appendices incorporated herein together with any amendments hereto made in the manner described in this Agreement.

(c) “Area” shall mean (1) Leon County, Florida; (2) Chatham and Thomas Counties, Georgia; and (3) and in any other county located in Florida, Georgia or other State where the Employer then maintains a branch or loan production office as of the Determination Date.

(d) “Board of Directors” shall mean the board of directors of the Employer and, where appropriate, includes any committee thereof or other designee.

(e) “Business of the Employer” shall mean the business conducted by the Employer, which is the business of commercial and consumer banking.

(f) “Cause” shall mean:

(1) a material breach of the terms of this Agreement by the Executive not cured by the Executive within ten (10) business days after the Executive’s receipt of Employer’s written notice thereof, including, without limitation, failure by the Executive to perform the Executive’s duties and responsibilities in the manner and to the extent required under this Agreement;

(2) any act by the Executive of fraud against, material misappropriation from, or material dishonesty to the Employer;

(3) arrest for, conviction of, or a plea of nolo contendere by, the Executive of a crime involving breach of trust or moral turpitude or any felony;

(4) conduct by the Executive that amounts to willful misconduct, gross and willful insubordination, gross neglect or inattention to or material failure to perform the Executive’s duties and responsibilities hereunder, including prolonged absences without the written consent of the Board of Directors; provided that the nature of such conduct shall be set forth with reasonable particularity in a written notice to the Executive who shall have ten (10) days following delivery of such notice to cure such alleged conduct, provided that such conduct is, in the reasonable discretion of the Chief Executive Officer of the Employer, susceptible to a cure;

(5) conduct in material violation of the Employer’s written code of conduct as the same may be in force from time to time; provided that the nature of such conduct shall be set forth with reasonable particularity in a written notice to the Executive who shall have ten (10) days following delivery of such notice to cure such alleged conduct, provided that such conduct is, in the reasonable discretion of the Chief Executive Officer of the Employer, susceptible to a cure;

(6) receipt of any form of notice, written or otherwise, that any regulatory agency having jurisdiction over the Employer intends to institute any form of formal or informal regulatory action against the Executive; or

(7) Executive’s removal and/or permanent prohibition from participating in the conduct of the Employer’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the FDIA (12 U.S.C. 1818(e)(4) and (g)(1)).

Notwithstanding anything to the contrary contained herein, the Executive’s right to cure as set forth in this Section 25(f) shall not apply if there are habitual or repeated breaches by the Executive involving conduct of the same or similar character.

(g) “Change in Control” means the occurrence of any one of the following events following the Conversion Date: a “change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation” within the meaning of Code Section 409A, provided, however, that for purposes of determining a “substantial portion of the assets of a corporation,” “eighty-five percent (85%)” shall be used instead of “forty percent (40%).” For purposes of the preceding sentence, “a corporation” refers to the Company or the Bank, except that in the case of a change of effective control of a corporation, “a corporation” will refer solely to the Company. Notwithstanding the foregoing, in the event of a merger, consolidation, reorganization, share exchange or other transaction as to which the holders of the capital stock of the Company before the transaction continue after the transaction to hold, directly or indirectly through a holding company or otherwise, shares of capital stock of the Company (or other surviving company) representing more than fifty percent (50%) of the value or ordinary voting power to elect directors of the capital stock of the Company (or other surviving company), such transaction shall not constitute a Change in Control.

(h) “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(i) “Competing Business” shall mean any entity (other than the Employer and its Affiliates) that is conducting business that is the same or substantially the same as the Business of the Employer.

(j) “Confidential Information” means data and information: (1) relating to the Business of the Employer, regardless of whether the data or information constitutes a Trade Secret; (2) disclosed to the Executive or of which the Executive became aware of as a consequence of the Executive’s relationship with the Employer and/or any Affiliates; (3) having value to the Employer and/or any Affiliates; (4) not generally known to competitors of the Employer and/or any Affiliates; and (5) which includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data, and similar information; provided, however, that such term shall not mean data or information (A) which has been voluntarily disclosed to the public by the Employer and/or any Affiliates, except where such public disclosure has been made by the Executive without authorization from the Employer and/or any Affiliates; (B) which has been independently developed and disclosed by others; or (C) which has otherwise entered the public domain through lawful means.

(k) “Conversion Date” means the effective date of the conversion transaction whereby the Employer will change its structure from that of a federal mutual savings association into a capital stock form of ownership. A new stock holding company (the “Company”) will be established as a part of the conversion and will issue common stock in connection with the transaction and the Company will own all of the capital stock of a bank (the “Bank”), which will be the successor to the Employer.

(l) “Determination Date” means (1) during the Executive’s employment, the date for which compliance is being determined, and (2) following Executive’s Termination of Employment, the date of Executive’s Termination of Employment.

(m) “Disability” shall mean that the Executive suffers from a physical or mental disability or infirmity that qualifies the Executive for disability benefits under any accident and health plan maintained by the Employer that provides income replacement benefits due to disability or, if the Employer does not maintain such a plan, the Executive’s inability to perform the essential functions of the Executive’s job for a period of ninety (90) or more days, with or without reasonable accommodation, as a result of a physical or mental disability or infirmity, as reasonably determined by the Employer.

(n) “Employer Information” shall mean Confidential Information and Trade Secrets.

(o) “Good Reason” shall mean any of the following which occurs on or after the Effective Date:

(1) a material reduction of the Executive’s Annual Base Salary from its then current rate, other than a reduction that also is applied to substantially all other executive officers of the Employer if Executive’s reduction is substantially proportionate to, or no greater than, the reduction applied to substantially all other executive officers;

(2) a material diminution in the authority, responsibilities or duties of the Executive as in effect immediately after the Effective Date, without the Executive’s consent;

(3) any requirement by the Employer that the Executive change where the Executive is to perform the duties required by this Agreement to a geographic location outside of the Area, other than business travel consistent with the Employer’s practices for similarly situated executives; or

(4) a material breach of the terms of this Agreement by the Employer; provided, however, that for a Termination of Employment by the Executive to be for Good Reason, the Executive must notify the Employer in writing of the event giving rise to Good Reason within thirty (30) days following the occurrence of the event (or, if later, thirty (30) days following the Executive’s knowledge of occurrence of the event), the event must remain uncured after the expiration of thirty (30) days following the delivery of written notice of such event to the Employer by the Executive, and the Executive must resign effective no later than sixty (60) days following the Employer’s failure to cure the event and must give at least thirty (30) days advance written notice prior to the Executive’s effective date of resignation.

(p) “Initial Term” shall mean that period of time commencing on the Effective Date and running until the earlier of (1) twenty-four (24) months following the Effective Date, or (2) any earlier Termination of Employment of the Executive under this Agreement as provided for in Section 4.

(q) “Material Contact” means the contact between the Executive and each customer or potential customer: (1) with whom or which the Executive dealt on behalf of the Employer and/or any Affiliates; (2) whose dealings with the Employer and/or any Affiliates were coordinated or supervised by the Executive; (3) about whom the Executive obtained Confidential Information in the ordinary course of business as a result of such Executive’s association with the Employer and/or any Affiliates; or (4) who receives products or services authorized by the Employer and/or any Affiliates, the sale or provision of which results or resulted in compensation, commissions, or earnings for the Executive within two years prior to the Determination Date.

(r) “Post-Termination Period” shall mean twelve (12) months following the effective date of the Executive’s Termination of Employment.

(s) “Term” shall mean the Initial Term and any subsequent extension periods or any earlier Termination of Employment of the Executive under this Agreement as provided for in Section 4.

(t) “Termination of Employment” shall mean a termination of the Executive’s employment where either (1) the Executive has ceased to perform any services for the Employer and all affiliated companies that, together with the Employer, constitute the “service recipient” within the meaning of Code Section 409A (collectively, the “Service Recipient”) or (2) the level of bona fide services the Executive performs for the Service Recipient after a given date (whether as an employee or as an independent contractor) permanently decreases (excluding a decrease as a result of military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Executive retains a right to reemployment with the Service Recipient under an applicable statute or by contract) to no more than twenty percent (20%) of the average level of bona fide services performed for the Service Recipient (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of service if the Executive has been providing services to the Service Recipient for less than 36 months).

(u) “Trade Secrets” shall mean Employer or Affiliate information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which:

(1) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and

(2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(v) “Works” shall mean intellectual property and proprietary rights, including without limitation, ideas, designs, concepts, techniques, inventions, discoveries and works of authorship, whether or not patentable or protectible by copyright or as a mask work, and whether or not reduced to practice, including, without limitation, devices, processes, trade secrets, formulas, techniques, compositions of matter, computer software programs, mask works and methods, together with any improvements thereon or thereto, derivative works made therefrom and know how related thereto.

[SIGNATURES ARE ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Employer and the Executive have executed and delivered this Agreement as of the date first shown above.

TC Federal Bank:

By:	/s/Matt Brown
Signature

Matt Brown, Chief Executive Officer

Executive:

/s/ Noel A. Ellis
Noel A. Ellis